Highway LLC (the "Company") a South Carolina Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Highway LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in members equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
February 5, 2026

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	156,209	64,343
Other Receivable - Related Parties	-	47,893
Total Current Assets	156,209	112,236
Non-current Assets		
Furniture, Vehicles, Equipment, Leasehold Improvements, and Real Estate, net of Accumulated Depreciation	9,536,448	9,662,740
Total Non-Current Assets	9,536,448	9,662,740
TOTAL ASSETS	9,692,657	9,774,976
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable - Related Party	7,165	-
Notes Payable - Related Party	5,529,403	5,412,718
Notes Payable and Line of Credit	272,512	61,828
Other Payable	55,000	-
Total Current Liabilities	5,864,079	5,474,546
Long-term Liabilities		
Notes Payable - Related Party	502,129	502,129
Notes Payable	4,675,592	4,948,104
Total Long-Term Liabilities	5,177,721	5,450,233
TOTAL LIABILITIES	11,041,800	10,924,779
Commitments & Contingencies (Note 4)		
EQUITY		
Members Equity	(1,349,142)	(1,149,802)
Total Equity	(1,349,142)	(1,149,802)
TOTAL LIABILITIES AND EQUITY	9,692,657	9,774,977

Statement of Changes in Member Equity

	Retained Earnings/(Accumulated Deficit)	Total Member Equity
Beginning Balance at 1/1/2023	(956,856)	(956,856)
Net Income (Loss)	(192,946)	(192,946)
Ending Balance 12/31/2023	(1,149,802)	(1,149,802)
Prior Period Adjustment	14,367	14,367
Net Income (Loss)	(213,708)	(213,708)
Ending Balance 12/31/2024	(1,349,142)	(1,349,142)

Statement of Operations

	Year Ended December 31,	
	2024	**2023**
Revenue	1,790,341	1,378,941
Cost of Revenue	734,505	777,126
Gross Profit	1,055,837	601,815
Operating Expenses		
Advertising and Marketing	63,815	21,591
General and Administrative	1,014,270	530,463
Total Operating Expenses	1,078,085	552,054
Operating Income (loss)	(22,248)	49,761
Other Income		
Insuance Claim	90,821	-
Grant Income	25,000	-
Total Other Income	115,821	-
Other Expense		
Interest Expense	285,984	242,707
Property Taxes	21,297	-
Total Other Expense	307,281	242,707
Earnings Before Income Taxes	(213,708)	(192,946)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(213,708)	(192,946)

Statement of Cash Flows

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(213,708)	(192,946)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	633,357	620,945
Accounts Payable - Related Party	7,165	161,870
Other Receivable - Related Party	47,893	(957)
Other	15,869	(21,412)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	704,284	760,446
Net Cash provided by (used in) Operating Activities	490,576	567,499
INVESTING ACTIVITIES		
Fixed Assets	(507,066)	(699,101)
Net Cash provided by (used by) Investing Activities	(507,066)	(699,101)
FINANCING ACTIVITIES		
Proceeds from Notes Payable - Related Parties, net	115,185	123,356
Proceeds from/(Repayment of) Notes Payable, net	(6,829)	27,773
Net Cash provided by (used in) Financing Activities	108,356	151,129
Cash at the beginning of period	64,343	44,816
Net Cash increase (decrease) for period	91,866	19,527
Cash at end of period	156,209	64,343

Highway LLC
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Highway LLC ("the Company") was formed in South Carolina on November 17th, 2006. The Company owns real property at 2075,2379, and 2501 N Rugby Road. The Company owns SKYLARANNA LLC, which operates hotel and cabin lodging, a campground and day camp, a disc golf course, and an observatory as part of an integrated outdoor recreation destination at the real property owned by the Company. SKYLARANNA LLC owns SKYLARANNA F&B LLC, which provides restaurant and bar operations, catering, and event food and beverage services at the real property owned by the Company.

The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Basis of Consolidation</u>

The financials of the Company include its wholly-owned subsidiary, SKYLARANNA LLC, a North Carolina entity formed in 2019 and SKYLARANNA F&B LLC, a North Carolina entity formed in 2020. All significant intercompany transactions are eliminated

<u>Use of Estimates and Assumptions</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

<u>Fair Value of Financial Instruments</u>

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligations consist of providing lodging accommodations, food and beverage services, spa and wellness services, event and wedding services, and access to recreational amenities. Revenue from lodging accommodations, spa and wellness services, recreational amenities, and other ancillary services is recognized over time as the services are provided, generally on a daily basis during the guest's stay or at the time the service is rendered. Food and beverage revenue is recognized at the point in time when control of the goods transfers to the customer, which occurs at the time of sale. Event and wedding revenue is recognized over time as the related services are performed, which may occur over the duration of the event.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/24
Real Estate	30	9,636,723	(1,300,974)	-	8,335,749
Vehicles	5	164,120	(65,648)	-	98,472
RVs, Campgrounds, and Leasehold Improvements	15	263,715	(35,162)	-	228,553
Heavy Equipment	10	205,690	(41,138)	-	164,552
Furniture & Equipment	5	1,181,872	(472,749)	-	709,123
Grand Total	**-**	**11,452,119**	**(1,915,671)**	**-**	**9,536,448**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2024.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A related party has incurred expenses on behalf of the Company resulting in payable balance of $7,165 as of December 31st, 2024 and receivable balance of $47,893 as of December 31st, 2023. The amounts do not accrue interest and amounts are due on demand.

A related party loaned the Company various amounts resulting in a balance of $5,520,862 as of December 31st, 2024. The loan does not accrue interest and is due on demand.

A related party entity with common ownership loaned the Company amounts resulting in a balance of $43,500 as of December 31st, 2024. The loan does not accrue interest and is due on demand.

A separate related party entity with common ownership that operates an investment portal and will be providing marketing, investor outreach, and related services in connection with Highway LLC's capital-raising activities, loaned the Company amounts resulting in a balance of $17,500 as of December 31st, 2024. The loan does not accrue interest and is due on demand. Any fees, reimbursements, or future transactions with this entity are intended to be conducted on terms believed by management to be no less favorable than those that could be obtained from unrelated third parties.

The same related-party entity with common ownership disclosed directly above entered into an SBA loan on May 27, 2020, in the principal amount of $500,000. Although the related party is the legal borrower, the loan proceeds were used for the benefit of the Company, and the Company has historically made payments related to the loan, including approximately $21,573 of interest during 2024. The loan bears interest at 3.75% per annum and matures on May 27, 2050. The principal balance including interest was $502,129 as of December 31st, 2024.

See Note 7 – Subsequent Events for details of lease agreement entered into with the Company and its subsidiary.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of related party loans.

The Company entered into a mortgage loan on April 19th, 2021, for a total of $4,500,000. The loan accrues interest at 4.99% annually and contains a maturity date of April 19th, 2031. The Company paid interest of approximately $237,194 in 2024 related to this loan. The balance of the loan was $4,238,108 as of December 31st, 2024.

The Company entered into a second mortgage loan on November 17th, 2022, for a total of $500,000. The loan accrues interest at 7% annually and contains a maturity date of February 17th, 2028. The Company paid approximately $34,230 in 2024 related to this loan. The balance of this loan was $473,981 as of December 31st, 2024.

The Company entered into an SBA loan on May 5th, 2020, for a total of $58,000. The loan accrues interest at 3.75% annually and contains a maturity date of May 5th, 2050. The Company paid interest of approximately $3,896 in 2024 related to this loan. The balance of the loan was $52,042 as of December 31st, 2024.

The Company entered into a line of credit agreement that accrues interest at 7.5% annually and requires annual repayments. The Company paid interest of approximately $14,560 in 2024 related to this line of credit. The balance of the payable was $183,973 as of December 31st, 2024.

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	5,801,914
2026	88,539
2027	88,539
2028	375,031
2029	41,667
Thereafter	4,583,945

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024		
				Current Portion	Non-Current Portion	Total Indebtedness
Notes Payable - Related Party 1	5,520,862	None	On Demand	5,468,403	-	5,468,403
Notes Payable - Related Party 2	43,500	None	On Demand	43,500	-	43,500
Notes Payable - Related Party 3	17,500	None	On Demand	17,500	-	17,500
Notes Payable - Related Party 4	500,000	3.75%	5/27/2050	-	502,129	502,129
Mortgage Note 1	4,500,000	4.99%	4/19/2031	41,667	4,196,441	4,238,108
Mortgage Note 2	500,000	7.00%	2/17/2028	46,872	427,109	473,981
SBA Loan	58,000	3.75%	5/5/2050	-	52,042	52,042
Line of Credit	183,973	7.50%	5/23/2025	183,973	-	183,973
Total				5,801,914	5,177,721	10,979,635

NOTE 6 – EQUITY

The Company is a limited liability company with one class of membership units, referred to as Common Units, wholly owned by two members as of December 31st, 2024. The Company has issued and outstanding 2,100,000 of these Common Units as of December 31st, 2024. The Common Units have voting rights.

Upon the Company's intended equity offering in 2026, the Company will offer 600,000 Preferred Units and reserve unissued 300,000 Preferred Units. The Preferred Units contain a price of $8.50 per unit, contain no voting rights with coupon payments of 5% quarterly, and are convertible into Common Units.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 5, 2026, the date these financial statements were available to be issued.

On May 23rd, 2025, the Company entered into a loan agreement totaling $200,000. The loan accrues interest at the Wall Street Journal Prime rate, which at the time of the loan issuance was 7.5%. The loan contains a maturity date of May 23rd, 2026.

On June 2nd, 2025, Highway LLC leased three contiguous parcels of real property located at 2075, 2379, and 2051 North Rugby Road, Hendersonville, North Carolina, including all buildings and improvements to SKYLARANNA LLC. The lease term is for 5 years commencing on June 2nd, 2025, and expiring on June 1st, 2030. The lease requires monthly payments of $40,000.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.